Exhibit 1

Compugen First Quarter 2008 Conference Call to be held 10:00 AM
EDT Wednesday, May 14, 2008

TEL AVIV, ISRAEL, May 6, 2008 – Compugen Ltd. (NASDAQ: CGEN) today announced that the Company plans to host a live conference call and webcast at 10:00 AM EDT on Wednesday, May 14, 2008 to review the first quarter of 2008. The financial results for the quarter will be released prior to the conference call.

To access the conference call, please dial 1-888-407-2553 from the US or +972-3-918-0620 internationally. The call will also be available via live webcast through Compugen’s Website, located at www.cgen.com.

A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-877-456-0009 from the US or +972-3–925-5938. The replay will be available until 12 noon EDT on May 17, 2008.

About Compugen
Compugen’s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industries under milestone and revenue sharing agreements. The Company’s increasing inventory of powerful and proprietary discovery platforms is enabling the predictive discovery – field after field – of numerous therapeutic and diagnostic product candidates. These discovery platforms are based on the Company’s decade-long focus on the predictive understanding of important biological phenomena at the molecular level. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate – Evogene Ltd. (TASE: EVGN.TA) – to utilize the Company’s in-silico predictive discovery capabilities in the agricultural biotechnology field. For additional information, please visit Compugen’s corporate Website at www.cgen.com and Evogene’s corporate Website at www.evogene.com.

Company contact:
Dikla Czaczkes Axselbard
Acting Chief Financial Officer
Compugen Ltd.
Email: dikla@cgen.com
Tel: +972-54-530-4469